Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-25213) of Saks Incorporated of our report dated June 22, 2001 relating to the financial statements of Saks Incorporated 401(k) Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 27, 2001